MidAmerican Energy Holdings Company

666 Grand Avenue, Suite 500

Des Moines, Iowa 50309-2580

July 17, 2008

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:

Registration Statement on Form S-4 (File No. 333-151427)

Dear Mr. Owings:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MidAmerican Energy Holdings Company (the “Registrant”) hereby requests that the effective date of the above referenced Registration Statement on Form S-4 (File No. 333-151427), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 4, 2008 as amended by Amendment No. 1 filed with the Commission on June 30, 2008 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 5:00 p.m., New York City time, on July 21, 2008, or as soon thereafter as may be practicable.

The Registrant represents and acknowledges to the Commission that, should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective:  (i) such declaration will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the Registrant will not be relieved from its responsibility for the adequacy and accuracy of the disclosures contained in the Registration Statement; and (iii) the Registrant may not assert such declaration or staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

MIDAMERICAN ENERGY HOLDINGS COMPANY

By:	/s/ Douglas L. Anderson
Name:	Douglas L. Anderson
Title:	Senior Vice President and General Counsel